UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
(Amendment No. ___)*

AirXpanders, Inc.
(Name of Issuer)

Common Stock, par value US$0.0001
(Title of Class of Securities)

Not Applicable
(CUSIP Number)

August 30, 2018
(Date of Event Which Requires Filing of the Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. Not Applicable	13G	Page 2 of 5 Pages

1.	NAME OF REPORTING PERSONS Viburnum Funds Pty Ltd as manager of VF High Conviction Fund
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 38,076,319
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 38,076,319
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,076,319
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.83%*
12.	TYPE OF REPORTING PERSON (See Instructions) OO PN

*Based on 557,552,670 shares of common stock outstanding of the issuer as of August 31, 2018.

Cusip No. Not Applicable	13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer:

AirXpanders, Inc. (the “Company”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

3047 Orchard Parkway, San Jose, CA 95134

Item 2.

(a)	Name of Person Filing:

Viburnum Funds Pty Ltd as manager of VF High Conviction Fund

(b)	Address of Principal Business Office or, if none, residence:

31 Carrington Street, Nedlands, WA, 6009

(c)	Citizenship:

Australia

(d)	Title of Class of Securities:

CHESS Depository Interests (“CDIs”), which are publicly traded on the Australian Stock Exchange, under the ticker “AXP”. CDIs represent beneficial interests in the common stock held by CHESS Depository Nominees Pty Ltd.

(e)	CUSIP Number:

Not applicable.

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	[__] Broker or dealer registered under Section 15 of the Act (15 U.S.C 78o);

(b)	[__] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C 78c);

(c)	[__] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C 78c);

(d)	[__] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	[__] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[__] An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[__] A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	[__] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

Cusip No. Not Applicable	13G	Page 4 of 5 Pages

(i)	[__] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	[__] A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	[__] Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: _________________

Item 4.	Ownership:

Viburnum Funds Pty Ltd as manager of the VF High Conviction Fund (Viburnum): 38,076,319 CDIs.

Viburnum, is the sole manager of the VF High Conviction Fund. Edmon Odza and Alex White are the joint Portfolio Managers for Viburnum and may be deemed to have voting and dispositive power of the CDIs in AirXpanders, Inc held by Viburnum.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [   ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certifications:

Not Applicable.

Cusip No. Not Applicable	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, I certify (the undersigned certifies) that the information set forth in this statement is true, complete and correct.

September 5, 2018

VIBURNUM FUNDS PTY LTD AS MANAGER OF VF HIGH CONVICTION FUND

VIBURNUM FUNDS PTY LTD

By:	/s/ David St. Quintin
Name:	David St. Quintin
Title:	Company Secretary